UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Endwave Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29264A206

(CUSIP Number)

Edward F. Glassmeyer

Oak Management Corporation

One Gorham Island

Westport, CT  06880

(203) 226-8346

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Charles J. Downey III, Esq.

Finn Dixon & Herling LLP

177 Broad Street

Stamford, CT  06901-2048

(203) 325-5000

January 21, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29264A206

13D

1.

NAMES OF REPORTING PERSONS

Oak Investment Partners XI, Limited Partnership

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

0

8.  SHARED VOTING POWER

None.

9. SOLE DISPOSITIVE POWER

0

10.  SHARED DISPOSITIVE POWER

None.

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

PN

CUSIP NO. 29264A206

13D

1.

NAMES OF REPORTING PERSONS

Oak Associates XI, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

None.

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

None.

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

OO-LLC

CUSIP NO. 29264A206

13D

1.

NAMES OF REPORTING PERSONS

Oak Management Corporation

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

None.

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

None.

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

CO

CUSIP NO. 29264A206

13D

1.

NAMES OF REPORTING PERSONS

Bandel L. Carano

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

None.

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

None.

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 29264A206

13D

1.

NAMES OF REPORTING PERSONS

Gerald R. Gallagher

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

None.

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

None.

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 29264A206

13D

1.

NAMES OF REPORTING PERSONS

Edward F. Glassmeyer

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

None.

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

None.

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 29264A206

13D

1.

NAMES OF REPORTING PERSONS

Fredric W. Harman

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

None.

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

None.

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 29264A206

13D

1.

NAMES OF REPORTING PERSONS

Ann H. Lamont

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

None.

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

None.

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

IN

Statement on Schedule 13D

This Amendment to Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of Endwave Corporation, a Delaware corporation (the “Company”).  This Amendment to Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) due to the reduction of the Reporting Persons’ beneficial ownership of Common Stock to zero.

ITEM 1.

SECURITY AND ISSUER.

Item 1 is hereby amended and restated in its entirety to read as follows:

The class of equity securities to which this statement relates is the Common Stock of the Company.  The principal executive offices of the Company are located at 130 Baytech Drive, San Jose, California 95134.

ITEM 4.

PURPOSE OF TRANSACTION.

The Reporting Persons no longer beneficially own any Common Stock.  On January 21, 2010, the Company entered into a Stock Purchase Agreement with Oak Investment Partners XI, Limited Partnership (“Oak Investment Partners XI”), pursuant to which the Company repurchased the 300,000 shares of the Company’s Series B Preferred Stock held by Oak Investment Partners XI for $36 million in cash.  Oak Investment Partners XI originally acquired such shares in April 2006.  The Company and Oak Investment Partners XI also agreed to terminate the Preferred Stock and Warrant Purchase Agreement, dated as of April 24, 2006, between the Company and Oak Investment Partners XI, and Eric Stonestrom, the designee of Oak Investment Partners XI to the Company’s Board of Directors, resigned from the Company’s board of directors, each effective on January 21, 2010.  In addition, Oak Investment Partners XI agreed that neither it nor its affiliates would directly or indirectly participate in any acquisition of shares or assets of the Company, or seek to control or influence the management or board of directors of the Company, for five years.  The Warrant to purchase 90,000 shares of Series B Preferred Stock previously expired in 2009.  The Stock Purchase Agreement is attached as Exhibit C hereto and is incorporated herein by reference.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

Each of Items 5(a), (b) and (c) is hereby amended and restated in its entirety to read as follows:

(a) and (b)

The Reporting Persons no longer beneficially own any Common Stock.

Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

(c)

Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4 and Exhibit C hereto.

ITEM 7.

EXHIBITS

Exhibit A

Agreement of Reporting Persons, dated May 1, 2006, among the Reporting Persons.

Exhibit B

Power of Attorney

Exhibit C

Stock Purchase Agreement by and between Oak Investment Partners XI and the Company dated January 21, 2010 (filed as Exhibit 99.1 to the Company’s Form 8-K filed with the Commission on January 21, 2010, and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2010

Entities:

Oak Investment Partners XI, Limited Partnership

Oak Associates XI, LLC

Oak Management Corporation

By:

/s/ Edward F. Glassmeyer

Edward F. Glassmeyer, as

General Partner or

Managing Member or as

Attorney-in-fact for the

above-listed entities

Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

By:

/s/ Edward F. Glassmeyer

Edward F. Glassmeyer,

Individually and as

Attorney-in-fact for the

above-listed individuals

INDEX TO EXHIBITS

Page

EXHIBIT A

Agreement of Reporting Persons, dated May 1, 2006, among the

Previously

Reporting Persons.

Filed

EXHIBIT B

Power of Attorney.

Previously

Filed

EXHIBIT C

Stock Purchase Agreement by and between Oak Investment

Partners XI and the Company dated January 21, 2010

(filed as Exhibit 99.1 to the Company’s Form 8-K filed with

the Commission on January 21, 2010, and incorporated herein

by reference).